January 10, 2025

Jonathan Alexander Assia
Chief Executive Officer
eToro Group Ltd.
30 Sheshet Hayamim St.,
Bnei Brak, Israel 5120261

       Re: eToro Group Ltd.
           Draft Registration Statement on Form F-1
           Submitted December 6, 2024
           CIK No. 0001493318
Dear Jonathan Alexander Assia:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted December 6, 2024
General

1. We note your disclosure on page 31 that your crypto asset staking program is currently unavailable to users in the United States. We further note your disclosure on pages 98-99 that you plan to expand the range of services which you monetize, including staking. Please tell us how you plan to expand your staking services and if you plan to expand them to users in the United States.
2. Your website indicates that you offer U.S. investors the opportunity to purchase fractional shares. Please tell us if there have been any substantive or material changes to your fractional share program since 2021.
3. Please define the terminology that you use on first use. For example purposes only, we note your use of the terms "users," "Funded Accounts," "CopyTrader," "Popular
 January 10, 2025
Page 2

       Investors," and "Smart Portfolio."
4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 90

5. We note your disclosure throughout that your platform serves users in 75 countries across 20 languages. Please identify the countries in which you serve users.
Key Performance Metrics
Adjusted Net Revenue and Components, page 92

6. We note that Adjusted Net Revenue reflects Total revenue and income less Cost of revenue from cryptoassets and Margin interest expense. Please tell us whether
       this key performance metric and the components of Net Trading Revenue (Cryptoassets) and Net Interest Income are non-IFRS measures as defined by Item
       10(e) of Regulation S-K and the basis for your conclusion.
Funded Accounts, page 93

7. Please clarify how recently a user must have executed a trade and have a positive account balance in order to be considered a "funded account."
8. Please disclose here the portion of funded account growth resulting from acquisitions, as opposed to organic growth. If material, please revise your risk factor "Our historical growth rates may not be indicative of our future growth" accordingly. We note, by way of example only, your 2022 acquisition of Gatsby.
Business, page 110

9. Please identify all of the services you provide to users, including the crypto asset services that you provide for each crypto asset and disclose which services are currently available to U.S. users. Please consider using a table or a chart to show the crypto assets and crypto asset services. Please ensure that you clarify whether and to what extent your CopyTrader and Smart Portfolio features are available to U.S users.
10. Please disclose how you utilize digital engagement practices in connection with your platform, including behavioral prompts, differential marketing, game-like features, and other design elements or features designed to engage with retail investors. Please also address the following:
           Specifically describe the analytical and technological tools and methods you use in connection with these practices and your use of technology to develop and provide investment education tools.
           Clarify whether any practice is designed to or otherwise may encourage retail investors to trade more often, invest in different products or change investment strategies.
           To the extent your use of any optimization functions may lead to potential
 January 10, 2025
Page 3

           conflicts between your platform and investors, add related risk factor disclosure.
             We note your disclosure on pages 135-136 regarding data privacy and security.
           Please revise to describe in greater detail your data collection practices or those of your third-party service providers.
11. We note your disclosure that you are "actively exploring the utility of artificial intelligence, or AI, deploying it across [y]our business to create more personalized customer journeys and operational efficiencies." We also note your disclosure that you use both proprietary and third-party technologies. Please revise to clarify whether you intend to utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also add relevant risk disclosure to address any related risks.
12. Please revise your disclosure to provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use. Further, please revise to provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development.
13. Please identify each of your "key markets." Please also revise throughout to clarify how many key markets you have. For example, we note the reference to "all seven of
       [y]our key markets" on page 117 and "five out of six of [y]our key markets" on page
       124.
Our Users, page 119

14. We note from your website that you offer new user incentives and have a referral program where you compensate both the existing referring user and new user. Please tell us the amounts incurred in each period presented in your filing (including the eventual update for annual 2024 financial information) for each of the following:
           new user incentives;
           referral programs; and
           any other award programs for users.
eToro Club, page 120

15. Please tell us the amounts incurred for each of the identified perks and exclusive features provided to eToro Club members for each period presented in your filing
       (including the eventual update for annual 2024 financial information). Our Technology, page 122

16. Please disclose the basis for your statement on page 123 that your infrastructure is
       "best-in-class."
State of Regulation, page 129

17. Under a separate subheading in this section, please provide a discussion of the regulations applicable to the "social investing" aspects of your operations.
 January 10, 2025
Page 4
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
r. Cryptoassets, page F-20

18. Please revise your next amendment to include a rollforward for each of your material cryptoasset holdings in the periods presented.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   David J Goldschmidt